NEWS RELEASE

EMX Acquires a Royalty on a Development-Stage Copper Asset in Chile

Vancouver, British Columbia, November 12, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation ("EMX" or the "Company") is pleased to announce the acquisition of a 1.25% NSR royalty (the "Royalty") over the Puquios development stage copper project in north central Chile, located near the city of La Serena. The Puquios project is owned by Cuprum Resources Chile SpA, an operating company jointly owned by Camino Minerals Corp. (TSX-V: COR; "Camino") and Nittetsu Mining Co., Ltd of Japan ("Nittetsu"). EMX purchased the Royalty from Santiago Metals Upper Holdco LLC, a company owned by a fund advised by Denham Capital Management LP ("Denham"), which owned and operated the project prior to its sale to Camino and Nittetsu. Camino and Nittetsu each have skilled and experienced mine development teams, and Denham has also financed the construction and operation of numerous mining operations in Chile and elsewhere in the world. Nittetsu has notably operated in partnership with Inversiones Errazuriz to construct and operate the Atacama Kozan (Los Bronces) copper-gold mine in central Chile and is currently constructing the Arqueros copper mine in the La Serena region.

The Puquios project is a supergene copper deposit in the foothills of the Andean mountain range and overlies a partially explored porphyry copper-molybdenum deposit. The current Proven and Probable reserves for the supergene Puquios deposit are 26.0 Mt averaging 0.494% copper1. A Prefeasibility Study for the project was published in March 2025, and shows robust economics for the project, including projected production of 223 million pounds of copper over a 14.2 year mine life (see Camino News Release dated March 17, 2025). Cuprum has obtained the necessary permits to commence construction of the project (including water rights) and Camino and Nittetsu are currently arranging project financing. Camino has provided a recent project update, highlighting the scalability of the project and its development status (see Camino News Release dated Oct 30, 2025).

The supergene copper deposit is located within a hilltop overlying a more extensive primary porphyry copper deposit that has only seen limited drilling. The underlying porphyry deposit remains open in multiple directions and at depth. Additionally, Puquios is positioned within a more extensive belt of hydrothermal alteration and copper and gold occurrences with numerous areas of historic mining and exploration. This belt extends for at least 8 km east to west within the Royalty footprint. The underlying porphyry copper-molybdenum deposit and extensive mineralization trend at Puquios provide EMX with considerable exploration upside and discovery optionality. Camino and Nittetsu are also evaluating the potential for new leach technologies to beneficiate the underlying sulfide copper mineralization, with Nittetsu's technology demonstrating promising sulphide leaching results (also discussed in the Camino News Release dated Oct 30, 2025).

Commercial terms. EMX has paid Denham USD $6 million in exchange for the Royalty, with another USD $2 million payment due upon the commencement of construction of Puquios. Further, EMX has subscribed to a concurrent financing, where Camino is arranging a non-brokered private placement to raise total gross proceeds of CAD $5.5M for the advancement of Puquios through project financing and a final investment decision. EMX has subscribed to CAD $2.5 million of the financing for approximately 6.94 million shares at CAD $0.36 per share. EMX's position in Camino provides exposure to Camino's other exploration projects in Chile and Peru, notably including the Los Chapitos IOCG copper and gold project in Peru, also being explored in cooperation with Nittetsu.

1Notes on Mineral Reserves. The Mineral Reserves estimates for Puquios were reported in Camino News Release dated March 17, 2025 and were prepared by Jesse Aarsen, P.Eng. (who is also an Independent Qualified Person) using the 2014 CIM Definition Standards and have an effective date of September 21, 2021. The cut-off grade used for ore/waste determination is NSR >= US$5.59/t. Cut-off grade assumes US$3.19 /lb Cu, block recoveries from the block model, US$75/t cathode premium, 2% vendor royalty and US$0.30/lb SX/EW costs. The average associated metallurgical recovery for copper was modelled at 79%. Mineral Reserves were converted from Measured and Indicated Mineral Resources through the process of pit optimization, pit design, production schedule and are supported by a positive cash flow model. The Mineral Reserves reported are the tonnages delivered to the crusher, pre-delivery to the heap leach pad. Rounding as required by reporting guidelines may result in summation differences. Further information and details are available in the Puquios Project Technical Report entitled "Puquios Project - NI 43-101 Technical Report and Pre-feasibility Study, La Higuera, Coquimbo Region, Chile", with an effective date of January 24, 2025, which is available on SEDAR+ under Camino's filings. EMX has not performed sufficient work to verify the published data reported above, but EMX believes this information to be reliable and relevant.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

More information on the Puquios project can be found at www.EMXroyalty.com.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX
Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" and "forward looking information" (together "forward-looking statements") that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, expectations related to the Puquios copper deposit, mineral reserve estimates, strategic plans, market prices for metals, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include but are not limited to unavailability of failure to identify commercially viable mineral reserves, delays in the advancement and production at the Vittangi graphite project, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2025 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2024, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov. EMX does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2